UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTION 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number     000-24103

Cohesion Technologies, Inc.

(Exact Name of Registrant as specified in its charter)

2500 Faber Place, Palo Alto, California 94303 (650) 320-5500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.001 par value per share

(Title of each class of securities covered by this Form)

None

(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) Rule 12g-4(a)(1)(ii) Rule 12g-4(a)(2)(i) Rule 12g-4(a)(2)(ii) Rule 12h-3(b)(1)(i)	[ x ] [ ] [ ] [ ] [ x ]	Rule 12h-3(b)(1)(ii) Rule 12h-3(b)(2)(i) Rule 12h-3(b)(2)(ii) Rule 15d-6	[ ] [ ] [ ] [ ]

Approximate number of holders of record as of the certification or notice date:   1

          Pursuant to the requirements of the Securities Exchange Act of 1934, Cohesion Technologies, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

COHESION TECHNOLOGIES, INC.

DATE: January 31, 2003	BY:	/s/ David M. Hall Name: David M. Hall Title: Chief Financial Officer